AB 3/17

KH 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

11020372

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 49625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bill Few Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Mt. Nebo Pointe, Suite 200
(No. and Street)

Pittsburgh (City) PA (State) 15237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Jones 412-630-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John E. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bill Few Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Barbara Fitzgerald, Notary Public
Ohio Twp., Allegheny County
My Commission Expires May 15, 2011
Member, Pennsylvania Association of Notaries

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2010

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Bill Few Securities, Inc.** (the "Company"), a wholly owned subsidiary of Bill Few Financial Group, Inc., as of December 31, 2010, and the related statements of operations, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Bill Few Securities, Inc.** at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally & Co., LLC

February 22, 2011

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and Cash Equivalents	$ 272,427
Investments Owned - At Market Value	2,673,857
Receivable From Related Party	47,668
Receivable From Clearing Organization	100,000
Other Assets	13,302
Total Assets	$ 3,107,254

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable and Other Liabilities	$ 157,790
Payable to Clearing Organization	1,933,844
Total Liabilities	2,091,634
Stockholder's Equity	
Common Stock - Par Value $.10 Per Share; 1 Million Shares Authorized; 477,500 Shares Issued and Outstanding	47,750
Additional Paid-In Capital	53,296
Retained Earnings	914,574
Total Stockholder's Equity	1,015,620
Total Liabilities and Stockholder's Equity	$ 3,107,254

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commissions and Fees	$ 2,758,138
Interest Income	3,722
Other	144
Total Revenue	2,762,004
EXPENSES	
Clearing Charges	1,231,165
Payouts to Related Parties	971,859
Employee Compensation and Benefits	301,863
Management Fees - Related Parties	100,000
Other Operating Expenses	89,375
Professional Fees	60,810
Interest Expense	6,474
Taxes	2,549
Communications	76
Total Expenses	2,764,171
Net Loss	$ (2,167)

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2010

Balance - December 31, 2009	$ -
Increases	-
Decreases	-
Balance - December 31, 2010	$ -

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2009	$ 47,750	$ 53,296	$ 916,741	$ 1,017,787
Net Loss	-	-	(2,167)	(2,167)
Balance - December 31, 2010	$ 47,750	$ 53,296	$ 914,574	$ 1,015,620

The accompanying notes are an integral part of these financial statements.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES	
Net Loss	$ (2,167)
Changes In	
Investments Owned	(1,065,926)
Receivable From Related Party	231,702
Receivable/Payable to Clearing Organization	1,064,092
Other Assets	212
Accounts Payable and Other Liabilities	(5,215)
Net Cash From Operating Activities	222,698
Net Increase in Cash and Cash Equivalents	222,698
Cash and Cash Equivalents - Beginning	49,729
Cash and Cash Equivalents - Ending	$ 272,427
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During the Year for Interest	$ 6,474

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Bill Few Securities, Inc. is a wholly owned subsidiary of Bill Few Financial Group, Inc. (the "Parent"). The Company was incorporated in January 1987 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services. The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Securities Transactions

The Company is associated with Pershing LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

Securities transactions, together with the related commission revenue and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions (banks) and it's clearing organization. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing organization). The accounts maintained at banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing organization are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Investments Owned

Investments owned are held in accounts with the Company's clearing organization and consist of municipal bonds. The investments' accounts at the clearing organization are insured by SIPC up to $500,000.

Investments, carried at market value, are traded on a national securities exchange or listed on NASDAQ and are valued at the last reported sales price on the primary securities exchange on which investments have traded on the last business day of the year. The resulting difference between cost and market is included in income.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) of its Parent for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

The Company follows the guidance of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic, *Income Taxes*. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next twelve months. In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2010 and through February 22, 2011, the date the financial statements were issued.

3 - FAIR VALUE MEASUREMENTS

FASB ASC Topic, *Fair Value Measurements* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC Topic, are used to measure fair value.

3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Municipal bonds are valued at the closing price reported on the active market on which the individual bonds are traded.

There have been no changes in the methodologies used at December 31, 2010.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31:

	Level 1	Level 2	Level 3	Total
Municipal Bonds	$ 2,673,857	$ -	$ -	$ 2,673,857

4 - DUE TO/FROM CLEARING ORGANIZATION

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. Accounts with the Company's clearing organization at December 31, 2010 consisted of the following:

Deposits With Clearing Organization	$ 100,000
Payable To Clearing Organization	$ 1,933,844

5 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with its Parent, through which the Company obtains various administrative and management services. In 2010, the Company incurred and paid the Parent approximately $100,000 for those services.

In addition, the Company provides securities brokerage services to Bill Few Associates, Inc., a company related by common ownership. The agreement is on a month-to-month basis. Under the terms of the above referenced broker-dealer services agreement, the Company is also committed to pay a fee to the related party for securities transactions clearing through the Company.

5 - RELATED PARTY TRANSACTIONS (CONTINUED)

In 2010, the fee payments to the related party under the agreement were approximately $971,900. These payments are reflected in the accompanying statement of operations under the caption "Payouts to Related Party". At December 31, 2010, approximately $47,700 was owed to the Company from the Related Party.

During 2010, the Company recognized brokerage services income with the commonly owned company of $240,000.

6 - PROFIT SHARING AND 401(k) SAVINGS PLAN

The Parent maintains a defined contribution profit sharing plan, which covers all employees of its Parent and related subsidiaries who meet the plan's eligibility requirements, as defined. Contributions to the plan are determined at the discretion of the Board of Directors. Additionally, qualifying employees may participate in a 401(k) savings plan, whereby eligible employees can make contributions pursuant to a salary reduction agreement. The Parent may elect to make a matching contribution of participating employees' deferrals up to six percent (6%) of compensation. No employer matching contributions or employer discretionary profit sharing contributions were made during 2010.

7 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2010, the Company's net capital under the uniform net capital rule was approximately $761,900 which exceeded the minimum capital requirements by approximately $622,400. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010, was 2.75 to 1.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute (through its clearing organization) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary. All unsettled trades at December 31, 2010 were closed subsequent to December 31, 2010, with no loss to the Company.

9 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statements.

SUPPLEMENTARY INFORMATION

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2010

NET CAPITAL		
Stockholder's Equity		$ 1,015,620
Deductions		
Nonallowable Assets		
Other Assets	$ 63,207	
Haircuts on Securities Owned	190,550	253,757
Net Capital		$ 761,863
AGGREGATE INDEBTEDNESS		
Accounts Payable and Other Liabilities		$ 2,091,634
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $100,000)		$ 139,442
Net Capital in Excess of Amount Required		622,421
Net Capital		$ 761,863
Ratio of Aggregate Indebtedness to Net Capital		2.75 to 1

See independent auditors' report.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2010

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$	761,863
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	761,863

See independent auditors' report.

BILL FEW SECURITIES, INC.
(A Wholly Owned Subsidiary of Bill Few Financial Group, Inc.)
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2010

Bill Few Securities, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributions, Bill Few Securities, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

OTHER INFORMATION

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplementary schedules of **Bill Few Securities, Inc.** (the "Company"), as of and for the year ended December 31, 2010, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, counterparties, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2011

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by **Bill Few Securities, Inc.** (the "Company"), a wholly owned subsidiary of Bill Few Financial Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2010 interim financial statements, and Company general ledger account analyses) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2010 interim financial statements, and Company general ledger account analyses) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DEC 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049625 FINRA DEC
BILL FEW SECURITIES INC 14*14
107 MT NEBO POINTE RD STE 200
PITTSBURGH PA 15237-1316

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John E. Jones, COO 412-630-6000

2. A. General Assessment (item 2e from page 2) $ 1713
   B. Less payment made with SIPC-6 filed (exclude interest) (805)
      7/28/10
      Date Paid
   C. Less prior overpayment applied (150)
   D. Assessment balance due or (overpayment) 758
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 758
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 758
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bill Few Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO, COO
(Title)

Dated the 27th day of January, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2010
and ending DEC 31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,762,004
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,834,903
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	232,417
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	9,381
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,076,701
2d. SIPC Net Operating Revenues	$ 685,303
2e. General Assessment @ .0025	$ 1,713

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